Mezabay International Inc.
(formerly, Cardtrend International Inc.)
800 5th Avenue
Suite 4100
Seattle WA 98104

November 2, 2009

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:  Mezabay International, Inc. (File No. 0-30013)
(formerly, Cardtrend International, Inc.)
Your Comment Letter dated October 6, 2009

Dear Ms. Thompson,

Attached please fine our follow-up response to your comment letter dated October 6, 2009 (“Comment Letter”). Please note that the format of the response first sets out your comments and then provides the Company’s response.

Furthermore, we acknowledge that we are responsible for the adequacy and accuracy of the disclose in our filings; that the SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert the comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

THUM MAY YIN
Chief Financial Officer

Attachment

Responses to Comment Letter dated 10062009

Comment # 1

1.
We note that you issued 10,000,000 shares of Series D convertible preferred stock in exchange for 100% of the capital stock of Gaeawave Sdn. Bhd. (“Gaeawave”). We further note that you approved a spin-off of 100% of the shares of Payment Business Solutions Sdn. Bhd. (“PBS”) to your shareholders. Please provide us with the following information regarding these transactions:

•	Citing applicable authoritative accounting guidance, such as ARB 51 and paragraphs 9 and A12-A13 of SFAS 141®, tell us how you determined the accounting acquirer in the transaction.

Company’s response:
In determining the accounting acquirer in this transaction, the followings are considered:

1.	The relative voting rights in the combined entity after the business combination

Upon completion of the share exchange transaction, the shareholders of Gaeawave Sdn. Bhd. (“Gaeawave”) become the major shareholder in Mezabay representing more than 50% of voting rights (that is 50.09%). Please see the below calculation.

2.	The existence of a large minority interest in the combined entity if no other owner or organized group of owners has a significant voting interest

We have evaluated the beneficial owners in the 2008 Form 10-K, as compared to the beneficial owners after the business combination, as below:

	Per 2008 Form 10-K		As of 2009-9-23
Name of beneficial owners	No. of beneficial ownership	Percent	No. of beneficial ownership	Percent
Ng King Kau	7,372,736	4.70%	153,801,792	7.79%
Low Kok Keng	16,040,927	9.58%	125,095,099	6.34%
Katherine YL Tung	75,000	0.04%	12,475,469	0.63%
Choo Jee Sam	14,506,222	8.67%	68,869,010	3.49%
Wong Chee Leong	705,000	0.42%	44,501,043	2.25%
Chen Yu Hua	4,600,000	2.75%	100,742,553	5.10%

Chai Kok Wai			504,892,000	25.57%
Tey Yong Qing			504,859,000	25.57%

Total issued and outstanding common stock:
- Basic	155,818,136		1,974,360,108
- Diluted (only exercisable options and warrants held by directors and officers are included)	167,403,747		1,974,360,108

Chai Kok Wai and Tey Yong Qing representing as a collective group of Gaeawave shareholders, whose beneficial interest are considered as the largest minority voting interest in the combined entity.

3.	The composition of the governing body of the combined entity

Pursuant to the Share Exchange Agreement, it is agreed that the preceding members of the Board would resign and the new Board of Director would be established concurrently.

Old members of the Board of Directors of the Company
Ng King Kau	Director
Low Kok Keng	Director
Choo Jee Sam	Director & Chairman
Chen Yu Hua	Director

They resigned as directors effective September 23, 2009.

New members of the Board of Directors of the Company
Shoon Hau Tsin	Director
Tey Yong Qing	Director
Fan Foo Min	Director
Thum May Yin	Director

They were appointed as directors effective September 22, 2009.

4.	The composition of the senior management of the combined entity

With the establishment of new board of directors, a new group of officers were appointed accordingly.

Old officers of the Company
Ng King Kau	CEO and President
Low Kok Keng	COO
ChenYu Hua	Chief Officer – Greater China
Thomas CL Wong	Chief Financial Officer
Katherine YL Yung	Secretary and Treasurer

They resigned as officers effective September 23, 2009.

New officers of the Company
Shoon Hau Tsin	CEO, Secretary and Treasurer
Tey Yong Qing	COO
Thum May Yin	CFO

They were appointed as officers effective September 23, 2009.

5.	Relative size of the combining entity

We will assess the relative size (for example, assets, revenues or earnings) of the combining entity, as compared to the larger of that of the other combining entities, subject to the availability of the audited financial statement of Gaeawave.

Besides the point 5, we have assessed the above pertinent facts and circumstances and it is identified that Gaeawave is considered as an accounting acquirer, as defined by A12-A13 of SFAS 141(R).

•
You disclose that former shareholders of Gaeawave will, upon conversion of the preferred stock, own 1.005 billion shares of the company, representing approximately 50.9% of the company’s common stock approximately 1.974 billion shares. Please tell us how you determined the 1.974 billion share figure. In particular, explain if the 1.974 billion share figure includes all potential common shares, such as options and warrants that are currently exercisable and in-the-money, as well as all potential shares issuable upon conversion of debt and /or equity securities. If you excluded certain potential shares in computing the 50.9% figure, please explain your rationale for doing so.

Company’s response:
The figure of 1.974 billion shares of the Company’s common stock and the percentage of total shares of Company’s common stock (issued and to be issued) held by Tey Yong Qing and Chai Kok Wai to total shares of Company’s common stock (issued and to be issued) held by all Company’s shareholders was derived as follows:

Shares of common stock	Number
Issued and outstanding as at 09/23/2009	974,360,108

to be issued upon conversion of 5,000,000 shares of Series D preferred stock	500,000,000
to be issued upon conversion of remaining 5,000,000 shares of Series D preferred stock	500,000,000

total issued and to be issued to all shareholders	1,974,360,108

held by Tey Yong Qing as at 09/23/2009	4,859,000
held by Chai Kok Wai as at 09/23/2009	4,892,000
to be issued to Tey Yong Qing upon conversion of 2,500,000 of Series D Preferred Stock held by him	250,000,000
to be issued to Chai Kok Wai upon conversion of 2,500,000 of Series D preferred stock held by him	250,000,000
to be issued to Tey Yong Qing upon conversion of remaining 2,500,000 Series D preferred stock held by him	250,000,000
To be issued to Chai Kok Wai upon conversion of remaining 2,500,000 Series D preferred stock held by him	250,000,000

total issued and to be issued to Tey Yong Qing and Chai Kok Wai	1,009,751,000
Percentage of total issued and to be issued to Tey Yong Qing and Chai Kok Wai to total issued and to be issued to all shareholders	51.14%*
* This was erroneously reported as 50.90% in the Form 8K filed on September 28, 2009

All exercisable options (totaling 3,221,073) and warrants (totaling 2,088,159) as at September 23, 2009, were excluded in the calculations of the 50.90% (note: now corrected to 51.14%) figure because the options and warrants are exercisable at the option of the holders of such options and warrants, whereas, the conversion of the shares of Series D preferred stock to shares of common stock is automatic upon the occurrence of the circumstances discussed in (i) and (ii) of page 4 of our filing. Another rationale for the exclusion of such exercisable options and warrants is that it was thought that the chances of the holders exercising the exercisable options and warrants before the expiration of such options (on January 31, 2010, the earliest, and August 31, 2009, the latest) and such warrants (all on August 1, 20010) are slim as the exercise prices of such options (at $0.02 per share for 3,221,073 shares) and warrants (lowest at $0.715 per share for 1,000,000 shares, and $2.00 per share for 1,088,159 shares) are very much higher then the current price of our share of common stock (ranging from the low of $0.0006 to the high of $0.01 between January 1, 2009 to September 23, 2009.) If we had included the exercisable options and warrants, totaling 5,309232, in the calculations, the figure would be 51.01% instead of 51.14%.

•
Tell us if you intend to account for the transaction as a recapitalization or using purchasing accounting under SFAS 141(R). Ensure you explain in sufficient detail how you reached your conclusion. In doing so, tell us how you considered the impact of the spin-off of your PBS business in determining the accounting for the merger with Gaeawave, including whether the spin-off transaction, and if so, whether any of the retained subsidiaries have material operations or assets.

Company’s response:
Considering that Gaeawave is an accounting acquirer, as defined by A12-A13 of SFAS 141(R) under the first bullet point, the share exchange transaction is determined as reverse acquisition and it should be accounted for such transaction as a recapitalization of MZBY.

We consider the spin-off of our PBS business as a deconsolidation of a subsidiary, whereas we disposed off our PBS business through the arrangement of pro-rata distribution to shareholders of the Company’s common stock and Series D preferred stock as of September 30, 2009.

Before the spin-off of our PBS business, we have approved the business re-structuring plan on September 15, 2009. All subsidiaries of the pre-merger company are included in the spin-off transaction.

•
Please clarify if the Series D convertible preferred stock becomes convertible at the option of the holder or is automatically converted upon the circumstances discussed in (i) and (ii) on page 4 of your filing.

Company’s response:
All the shares of Series D preferred stock will be automatically converted upon the occurrence of the circumstances discussed in (i) and (ii) of page 4 of our filing.

•	Citing applicable authoritative accounting guidance, such as paragraph 23 of APB 29, tell us how you intend to account for the spin-off of PBS.

Company’s response:
In accordance with paragraph 23 of APB 29, accounting for the distribution of nonmonetary assets to owners of an entity in a spinoff or other form of reorganization or liquidation or in a plan that is in substance the rescission of a prior business combination shall be based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary assets distributed.

Hence, an entity's distribution of the shares of a wholly owned or consolidated subsidiary to its shareholders shall be recorded based on the carrying value of the subsidiary. We will account for the spin-off of PBS based on its aggregate carrying value (after the restructuring plan).

Comment # 2

2.
You disclose in Item 9.01 that the financial statements required by this item will be filed within 75 days of September 22, 2009. Please note that a Form 8-K announcing a transaction involving a reverse recapitalization with a shell company or a reverse acquisition with a domestic registrant that is not a shell company should include audited financial statements of the accounting acquirer, or the legal acquiree, and these financial statements must be filed no later than four business days after the consummation of the transaction. Accordingly please amend your Form 8-K as soon as possible to provide following information.

  Audited financial statements of the accounting acquirer for the two most recently completed fiscal years;
  Unaudited interim financial statements of the accounting acquirer for any interim period and the comparable prior year period; and
  Pro forma information depicting the effects of the acquisition and the spin-off transaction.
If applicable, please also revise your filing to disclose any intended change in independent accountants under Item 4.01 of Form 8-K and any changes in fiscal year end from that used by the registrant prior to the acquisition under Item 5.03 for Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides understand that we may have additional comments after reviewing your amendment and responses to our comments.

Company’s response:
We will amend our Form 8K according to your comment to include
•	the audited financial statements of the accounting acquirer for the two most recently completed fiscal years;
•	the unaudited interim financial statements of the accounting acquirer for any interim period and the comparable prior year period; and
•	the pro forma information depicting the effect of the reverse acquisition and spin-off transaction as soon as our independent accountants have completed the audit of Gaeawave (the accounting acquirer) and the review of its interim financial statements.

As to the disclosure under Item 4.01 and Item 5.03 of the Form 8K, we are of the opinion that these are not applicable to our filing as we have no intention to change (i) the current independent accountants and (ii) the current fiscal year end.